Exhibit 3.1
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
HALOZYME THERAPEUTICS, INC.
     Pursuant to the provisions of Section 78.403 of the Nevada Revised Statutes, the undersigned corporation adopts the following Amended and Restated Articles of Incorporation as of this date:
FIRST: The name of the corporation is Halozyme Therapeutics, Inc. (the “Corporation”).
SECOND: The Corporation’s initial Articles of Incorporation were filed with the Secretary of State on February 22, 2001 (under the Corporation’s former name, Global Yacht Services, Inc.), were amended by a Certificate of Amendment filed on June 6, 2001 and subsequently amended on March 11, 2004.
THIRD: The board of directors at a meeting duly convened and held on March 21, 2006, adopted a resolution to amend and restate the Articles of Incorporation of Halozyme Therapeutics, Inc., as amended, as follows:
ARTICLE I
     The name of the corporation is Halozyme Therapeutics, Inc. (the “Corporation”).
ARTICLE II
     The Corporation’s principle office in the State of Nevada is located at 251 Jeanell Dr., Suite 3, Carson City, Nevada 89703, although this Corporation may maintain an office, or offices, in such other place within or without the state of Nevada as may from time to time be designated by the Board of Directors of the Corporation, or by the Bylaws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of the Board of Directors and stockholders, outside the State of Nevada as well as within the State of Nevada.
ARTICLE III
     The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Nevada Revised Statutes.
ARTICLE IV
     The Corporation is authorized to issue two classes of stock to be designated “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock that the Corporation is authorized to issue is One Hundred Fifty Million (150,000,000) shares, with a par value of

$0.001 per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is Twenty Million (20,000,000) shares, with a par value of $0.001 per share.
     The Preferred Stock authorized by these Amended and Restated Articles of Incorporation may be issued from time to time in one or more series. The Board of Directors is expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding ) the number of shares of any series prior to or subsequent to the issue of shares in that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.
ARTICLE V
     The number of Directors constituting the Board of Directors shall be determined pursuant to the Bylaws of the Corporation. Such Directors shall so serve until the successors thereto are elected and qualified pursuant to the Bylaws of the Corporation.
ARTICLE VI
     No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for damages resulting from breach of fiduciary duty by said director or officer unless such damages result from: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Nevada Revised Statutes Chapter 78.300.
     No amendment or repeal of this Article VI applies to or has any effect on the liability or alleged liability of any officer or director of this Corporation for or with respect to any acts or omissions of the officer or director occurring prior to the amendment or repeal, except as otherwise required by law.
ARTICLE VII
     In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by Chapter 78 of the Nevada Revised Statutes or other statutes or laws of the State of Nevada, the Board of Directors is expressly authorized:
1.	To make, amend, alter, or repeal the Bylaws of the Corporation;

2.	To adopt from time to time bylaw provisions with respect to indemnification of directors, officers, employees, agents, and other persons as it shall deem expedient and in the best interests of the Corporation and to the extent permitted by law; and

3.	To fix and determine designations, preferences, privileges, rights, and powers and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions on the capital stock of the Corporation as provided by Chapter 78.195 of the Nevada Revised Statutes, unless otherwise provided herein.

ARTICLE VIII
     The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of this Corporation.
ARTICLE IX
     This Corporation is to have perpetual existence.
ARTICLE X
     No stockholder shall be entitled as a matter of right to subscribe for, or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as is in its discretion it shall deem advisable.
ARTICLE XI
     This Corporation reserves the right to amend, alter, change, in any manner now or hereafter prescribed by statute, or by the Articles of Incorporation, as amended, these Amended and Restated Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.
* * *
FIFTH: The number of shares of the corporation outstanding and entitled to vote on an amendment and restatement to the Articles of Incorporation is 61,348,598 and the above changes and amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
SIXTH: Jonathan Lim is the president and David Ramsay is the secretary of Halozyme Therapeutics, Inc. and they have been authorized to execute the foregoing certificate by resolution of the board of directors, adopted at a meeting of the board of directors duly called and that such meeting was held on March 21, 2006, and the foregoing certificate sets forth the text of the Articles of Incorporation, as amended, to the date of the certificate.

Date: May 4, 2006

HALOZYME THERAPEUTICS, INC.

By:	/s/ Jonathan Lim

Jonathan Lim, President

and

/s/ David Ramsay

David Ramsay, Secretary